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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 AMENDMENT NO. 2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        N-Viro International Corporation
                                (Name of Issuer)

                        Common Shares, without par value
                         (Title of Class of Securities)

                                    62944W207
                                 (CUSIP Number)

                              J. Patrick Nicholson
                               2025 Richmond Road
                               Toledo, Ohio 43607
                                 (419) 535-0098

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With copies to:
                             Martin D. Werner, Esq.
                               Werner & Blank, LLC
                             7205 West Central Ave.
                               Toledo, Ohio 43617
                                 (419) 841-8051

                                December 30, 2003
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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     CUSIP No.  62944W207

                   1. Name of Reporting Person

                      J. Patrick Nicholson


                   2. Check the Appropriate Box if a Member of a Group

                      (a)   [ ]
                      (b)   [ ]

                   3. SEC Use Only


                   4. Source of Funds
                      PF

                   5. Check if Disclosure of Legal Proceedings Is Required
                      Pursuant to Items 2(d) or 2(e)     [ ]

                   6. Citizenship or Place of Organization       United States


Number of             7.    Sole Voting Power          495,549 shares    19.0%
Shares
Beneficially          8.    Shared Voting Power              0 shares
Owned by
Each                  9.    Sole Dispositive Power     495,549 shares    19.0%
Reporting
Person With          10.    Shared Dispositive Power         0 shares

                  11. Aggregate Amount Beneficially Owned by Each Reporting
                      Person   495,549 shares

                  12. Check if the Aggregate Amount in Row 11 Excludes Certain
                      Shares   Not Applicable.

                  13. Percent of Class Represented by Amount in Row 11    19.0%


                  14. Type of Reporting Person (See Instructions)          IN




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ITEM 1.     SECURITY AND ISSUER


The class of equity securities to which this Statement relates is the common stock (the "Common Stock") of N-Viro International Corporation, an Ohio corporation (the "Issuer".) The Issuer's principal executive office address is 3450 W. Central Avenue, Toledo, Ohio 43606.

ITEM 2.     IDENTITY AND BACKGROUND

            (a)     J. Patrick Nicholson

            (b)     2025 Richmond Road, Toledo, Ohio 43607

            (c) J. Patrick Nicholson is retired and previously served as the Chairman of the Board and CEO of the Issuer.

            (d-e) During the last five years, J. Patrick Nicholson has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

            (f)     United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

J. Patrick Nicholson was a founder of the Issuer and acquired a material portion of his current interest in the Issuer in its initial public offering on October 12, 1993. With respect to the transactions indicated under Item 5(c) of this
Schedule 13D, personal funds were used to purchase all acquired shares except for those shares indicated as being gifted. The 6,000 gifted shares were acquired from Mr. Nicholson's four sons, who gifted 1,500 shares apiece to Mr. Nicholson.

ITEM 4.     PURPOSE OF TRANSACTION

The securities covered by this Statement were acquired by J. Patrick Nicholson for the purpose of investment. J. Patrick Nicholson intends to take such actions as J. Patrick Nicholson deems appropriate to enhance the value of his investment. J. Patrick Nicholson has no present intention to acquire additional shares of Common Stock and may dispose of all or some portion of the Common Stock owned by him as permitted by applicable securities laws.

Other than the foregoing, J. Patrick Nicholson has no present plan or proposal which relates to or would result in any of the items listed in subparagraphs (a) through (j) of the General Instructions for Item 4.


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ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            (a) J. Patrick Nicholson beneficially owns 495,549 shares of Common Stock, or 19.0% of the outstanding shares of Common Stock of the Issuer, based upon information provided in the Issuer's Report on Form 10-Q as filed December 2, 2003.

                    J. Patrick Nicholson owns one share of the Issuer's Series A Redeemable Preferred Stock, par value $.01 per share, (the "Preferred Stock") representing 100% of the outstanding shares of Preferred Stock.

            (b) J. Patrick Nicholson has the sole power to direct the disposition and voting of all shares indicated in (a) above, except for 32,500 shares which are currently subject to options exercisable by Mr. Nicholson. Until the exercise of such options, Mr. Nicholson cannot direct the voting or disposition of such shares.

            (c) Transactions since the filing of Amendment No. 1 to this Form 13D include:

                       Transaction Type           Date             Amount        Price Per Share      How Effected
                       ----------------           ----             ------        ---------------      ------------
                             Sale               12/26/03           10,000            $3.263              Broker
                             Sale               12/29/03           14,000            $3.225              Broker
                             Sale               12/30/03           11,000            $3.230              Broker
                       Option Exercise/         01/07/04           50,000            $0.900          Through issuer
                           Purchase
                       Option Exercise/         01/07/04           5,000             $1.560          Through issuer
                           Purchase
                      Gifted Acquisition        01/20/04           6,000             $0.000        Privately effected

            (d-e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

J. Patrick Nicholson recently settled certain litigation related to his former position as a director and his consulting position with the Issuer as fully disclosed in the Issuer's Form 8-K filed August 29, 2003. As a part of the settlement J. Patrick Nicholson was issued one share of the Issuer's Series A Redeemable Preferred Stock $0.01 par value. The terms of the Preferred Stock grant to J. Patrick Nicholson the ability to elect one director to the Issuer's Board. The terms of the Preferred Stock are fully disclosed in the Issuer's Form 8-K filed August 29, 2003.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Not Applicable.


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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     May 4, 2004                            /s/ J. Patrick Nicholson

Name/Title:                                          J. Patrick Nicholson




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